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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                         Vanguard Cellular Systems, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                     922022
                        --------------------------------
                                 (CUSIP Number)


                             Marilyn J. Wasser, Esq.
                       Vice President -- Law and Secretary
                                   AT&T Corp.
                             295 North Maple Avenue
                            Basking Ridge, N.J. 07920
                                 (908) 221-2000
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                  (Name, Address and Telephone Number of Person
                                   Authorized
                     to Receive Notices and Communications)


                                 With a copy to:
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                               David M. Silk, Esq.
                         Wachtell, Lipton, Rosen & Katz
                  51 West 52nd Street New York, New York 10019
                                 (212) 403-1000


                                December 22, 1998
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                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

                                Page 1 of 6 Pages

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

                                    SCHEDULE 13D
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                                                            Page 2 of 6 Pages
     CUSIP No. 922022

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   1         NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                   AT&T CORP.
                   I.R.S. IDENTIFICATION NO.  13-4924710
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [  ]
                                                                      (b)  [  ]
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   3         SEC USE ONLY                                                  [  ]
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   4         SOURCE OF FUNDS
                   WC, OO
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
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   6         CITIZENSHIP OR PLACE ORGANIZATION
                   New York
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              7
                  SOLE VOTING POWER
                        13,914,281

 NUMBER OF
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              8
   SHARES         SHARED VOTING POWER
                        -0-

BENEFICIALLY
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              9
  OWNED BY        SOLE DISPOSITIVE POWER
                        13,914,281

    EACH
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              10
 REPORTING        SHARED DISPOSITIVE POWER
                        -0-

PERSON WITH
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         13,914,281
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        [  ]
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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    30.5 % (assuming exercise of the Vanguard Option, the
                    Stockholders' Options   and the Charitable Trust and Family
                    Foundation Stockholders' Options and the acquisition by certain executive officers of Vanguard not parties to Voting Agreements of 1,580,045 shares of Vanguard Common Stock pursuant to exercises of options in connection with the Executive Loan Program)
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     14      TYPE OF REPORTING PERSON
                   CO
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

            AT&T Corp. hereby amends the Schedule 13D (as previously amended, the "Schedule 13D") originally filed on October 13, 1998 and amended on November 9, 1998 as set forth herein. Capitalized terms used without definition in this Amendment No. 2 to the Schedule 13D shall have the respective meanings ascribed thereto in the Schedule 13D.



ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Schedule 13D is hereby amended by adding the following:

            AT&T, Merger Sub and Vanguard entered into the Amended and Restated Agreement and Plan of Merger, dated as of October 2, 1998. The Amended and Restated Agreement and Plan of Merger amends and restates the Merger Agreement to (i) incorporate the amendments provided in Amendment No. 1, (ii) provide that the condition to the Merger regarding the receipt of tax opinions be non-waivable and (iii) make certain other procedural and clarificatory amendments to the Merger Agreement regarding the closing of the Merger, the deadline for submitting an election with respect to the form of payment to be received by holders of shares of Vanguard Common Stock in the Merger and dissenters' shares.

            The foregoing summary of the Amended and Restated Agreement and Plan of Merger does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Agreement and Plan of Merger, which is attached as Exhibit 5 hereto and is incorporated herein by reference. References hereafter to the "Merger Agreement" shall be references to such Amended and Restated Agreement and Plan of Merger.

            On December 28, 1998, AT&T consented under the Merger Agreement to the lending by Vanguard to certain of its executive officers (the "Executive Loan Program") of funds which will be used by such executive officers to finance the exercise of stock options to purchase up to an aggregate of 4,398,795 shares of Vanguard Common Stock (1,580,045 of which are held by executive officers not parties to Voting Agreements) and to satisfy certain related tax obligations, provided that any such loan will be secured by the shares of Vanguard Common Stock purchased thereby and by certain other payments to be made to such executive officers in connection with the Merger. In connection with such borrowing, such officers not parties to Voting Agreements will be required to agree (i) to vote the shares of Vanguard Common Stock acquired in connection therewith in favor of approval of the Merger Agreement and against any Acquisition Proposal from any person other than AT&T and (ii) not to sell, transfer, dispose of, encumber or otherwise convey any interest in such shares prior to March 31, 1999. Such officers who are parties to Voting Agreements will continue to be subject to such Voting Agreements.

            The foregoing summary of the Executive Loan Program does not purport to be complete and is qualified in its entirety by reference to the documents which are attached as Exhibit 6 hereto and are incorporated herein by reference.

            On December 22, 1998, AT&T consented under the Merger Agreement to the transfers of 784,782 shares of Vanguard Common Stock, which shares are subject to the Voting Agreements, by Haynes G. Griffin, Stephen R. Leeolou and
L. Richardson Preyer, Jr. to The Haynes G. Griffin 1998 Charitable Remainder Unitrust, the Griffin Family Foundation, The

Stephen R. and Mary D. Leeolou 1998 Charitable Remainder Unitrust, the Leeolou Family Foundation, the Lunsford Richardson Preyer, Jr. Charitable Remainder Unitrust and the Preyer-Jacobs Foundation (the "Charitable Trust and Family Foundation Stockholders"). In connection therewith, the Charitable Trust and Family Foundation Stockholders entered into voting agreements (the "Charitable Trust and Family Foundation Voting Agreements") on terms substantially the same as the Voting Agreements, including granting to AT&T an option to purchase transferred shares under the applicable Charitable Trust and Family Foundation Voting Agreement (such options to purchase, collectively, the "Charitable Trust and Family Foundation Stockholders' Options").

            The foregoing summary of the Charitable Trust and Family Foundation Agreements does not purport to be complete and is qualified in its entirety by reference to the Charitable Trust and Family Foundation Agreements, which are attached as Exhibit 7 hereto and are incorporated herein by reference.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Schedule 13D is hereby amended by adding the following:

            Prior to the Charitable Trust and Family Foundation Stockholders' Options becoming exercisable and being exercised, AT&T expressly disclaims beneficial ownership of the shares of Vanguard Common Stock which may be purchasable by AT&T thereunder. AT&T also expressly disclaims beneficial ownership of the shares of Vanguard Common Stock subject to the Voting Agreements, the shares of Vanguard Common Stock subject to the Charitable Trust and Family Foundation Voting Agreements and the 1,580,045 shares of Vanguard Common Stock which may be purchased pursuant to the Executive Loan Program by executive officers not subject to Voting Agreements as described in Item 4. Neither the filing of the Schedule 13D nor the filing of this Amendment #2 to the Schedule 13D nor any of their contents shall be deemed to constitute an admission that AT&T is the beneficial owner of the shares of Vanguard Common Stock subject to the Vanguard Option, the Stockholders' Options, the Charitable Trust and Family Foundation Stockholders' Options, the Voting Agreements or the Charitable Trust and Family Foundation Voting Agreements or any shares of Vanguard Common Stock purchased pursuant to the Executive Loan Program for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

a) The Charitable Trust and Family Foundation Stockholders' Options are substantially similar to the Stockholders' Options. Based on the number of outstanding shares of Vanguard Common Stock on June 30, 1998, if the Vanguard Option, the Stockholders' Options and the Charitable Trust and Family Foundation Stockholders' Options were exercised in full, AT&T would beneficially own 28.0% of the shares of Vanguard Common Stock outstanding following exercise of the Vanguard Option, each of the Stockholder's Options and each of the Charitable Trust and Family Foundation Stockholders' Options. If AT&T were also to beneficially own the 1,580,045 shares of Vanguard Common Stock which may be purchased pursuant to the Executive Loan Program by executives of Vanguard not subject to Voting Agreements as described in Item 4, AT&T would beneficially own, in total, 30.5% of the shares of Vanguard Common Stock outstanding.

b) AT&T would have sole voting and dispositive power with respect to any shares of Vanguard Common Stock acquired upon exercise of the Vanguard Option and/or the Stockholders' Options and/or the Charitable Trust and Family Foundation Stockholders' Options.

d) Except as described in Item 4 above, until the Vanguard Option and/or any Stockholder's Option and/or any Charitable Trust and Family Foundation Stockholders' Option is exercised, AT&T has no right to receive dividends from, or the proceeds from the sale of, the shares of Vanguard Common Stock subject to the Vanguard Option and the Stockholders' Options. If the Vanguard Option and/or any Stockholder's Option and/or any Charitable Trust and Family Foundation Stockholders' Option were exercised by AT&T, AT&T would have the sole right to receive dividends on the shares of Vanguard Common Stock acquired pursuant thereto.




ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

       5. Amended and Restated Merger Agreement and Plan of Merger dated as of October 2, 1998 among AT&T Corp., Winston, Inc. and Vanguard Cellular Systems, Inc.

       6. Letter Agreement between Vanguard and AT&T regarding the Executive Loan Program with certain attachments relating to the Executive Loan Program including the form of letter agreement to be signed by any executive officer of Vanguard receiving a loan pursuant to the Executive Loan Program who is not a party to a Voting Agreement, the form of Agreement re Netting of Payments, the form of Pledge Agreement and the forms of Promissory Notes.

       7. Charitable Trust and Family Foundation Voting Agreements, dated as of December 22, 1998, between certain stockholders of Vanguard Cellular Systems, Inc. and AT&T Corp.


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

                                   SIGNATURES

            After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  January 4, 1999

                                   AT&T CORP.


                                   By:/s/ Robert Feit
                                      --------------------------
                                   Name: Robert Feit
                                   Title:General Attorney and
                                         Assistant Secretary

                                INDEX OF EXHIBITS


       5. Amended and Restated Merger Agreement and Plan of Merger dated as of October 2, 1998 among AT&T Corp., Winston, Inc. and Vanguard Cellular Systems, Inc.

       6. Letter Agreement between Vanguard and AT&T regarding the Executive Loan Program with certain attachments relating to the Executive Loan Program including the form of letter agreement to be signed by any executive officer of Vanguard receiving a loan pursuant to the Executive Loan Program who is not a party to a Voting Agreement, the form of Agreement re Netting of Payments, the form of Pledge Agreement and the forms of Promissory Notes.

       7. Charitable Trust and Family Foundation Voting Agreements, dated as of December 22, 1998, between certain stockholders of Vanguard Cellular Systems, Inc. and AT&T Corp.